Exhibit 2.4

AMENDMENT TO THE

BYLAWS OF

IROQUOIS VALLEY FARMLAND REIT, PBC

The following Amendment is effective July 28, 2023. All defined terms not specifically defined in this Amendment shall have the meaning ascribed to them in the Bylaws.

Section 5.2 of the Bylaws shall be deleted in its entirety and replaced with the following:

Section 5.2 Number of Directors. The number of directors constituting the Board of Directors shall not be less than five (5) directors and not more than ten (10) directors.

All other provisions of the Bylaws shall remain in effect.

Certificate of Secretary

I hereby certify that this Amendment to the Bylaws of Iroquois Valley Farmland REIT, PBC were adopted by a majority of the members of the Board Directors then in office at its meeting held on July 28, 2023.

By:
Donna Holmes, Corporate Secretary